Mail Stop 3561

June 9, 2006

Dean Garfinkel
President and Principal Executive Officer
Compliance Systems Corporation
90 Pratt Oval
Glen Cove, New York 11542

>   **Re: Compliance Systems Corporation**
>   **Registration Statement on Form SB-2**
>   **Filed May 12, 2006**
>   **File No. 333-134092**

Dear Mr. Garfinkel:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Calculation of Registration Fee

1. In footnote 2 to the table, you indicate that as part of the offering, you are registering 2,720,786 shares of common stock underlying warrants that were purchased in 2003. On the prospectus cover page, however, you indicate in the third bullet point that these warrants were issued in 2003 and 2004. Further, on page 15, you indicate that these warrants were issued in 2003, 2004 and 2005. Please revise for consistency or advise. Also, in footnote 5 to the selling stockholders table on page 14, you indicate that the warrant holders selling in the

offering, other than Mr. Garfinkel, received their warrants when they purchased promissory notes between June and September 2003. On page 15, however, you disclose that these same warrant holders received their warrants when they purchased promissory notes between June 2003 and March 2004. Please revise for consistency as well or advise.

Front Cover Page of Prospectus, page 3

2. Please limit the prospectus cover page to information required by Item 501 of Regulation S-B. In this regard, we note that two of your paragraphs are inappropriately lengthy for the cover page and should be revised accordingly. Further, please remove your cross-reference to the "Selling Stockholders" section.

3. Please state that there has been no public market for your common stock before this offering, and that your shares currently are not traded on any exchange or market. See Item 501(a)(4) of Regulation S-B. Additionally, we note your statement that you have applied for approval by the National Association of Securities Dealers to have your shares of common stock quoted on the Pink Sheets. Please revise to indicate, here and throughout your document, as appropriate, that even if you are quoted on the Pink Sheets, there is no assurance that an active trading market will develop.

4. We note that there is currently no market for your common shares. Given this fact, please revise your cover page and plan of distribution to provide that selling security holders will sell the common stock at a fixed price, which is quantified in your prospectus, until your securities are quoted on the OTC Bulletin Board, or other specified market, and thereafter at prevailing market prices or privately negotiated prices. In this regard, the Pink Sheets would not qualify as an adequate market. See Item 16 of Schedule A to the Securities Act of 1933.

5. Please remove from the cover page and elsewhere in the forepart of your document all defined terms. For example, we note your use of "CSC," "Montgomery," "GSA," etc.

6. You state that the trading symbol of GSA Publications, Inc. was "GSAP.PK." Please remove this sentence since GSA Publications is no longer quoted on the Pink Sheets. We also note similar disclosure on page 3 of the summary.

Summary of Business, page 1

7. Please breakdown your disclosure in this section into several paragraphs, as appropriate. In this regard, to the extent possible, please use subheadings. Also, for further clarity, please briefly describe what you mean by a do-not-call list.

Going Concern, page 1

8. In this subsection's first paragraph, you state that your auditors provided an explanatory paragraph to their audit opinions for the fiscal years ended December 31, 2004 and December 31, 2005 "[w]ith regard to the Company's ability to continue as a going concern." Please clarify that that this explanatory paragraph indicates that your auditors have substantial doubt about your ability to continue as a going concern.

Risk Factors, page 6

9. Your Risk Factors section should be a discussion of the most significant factors that make your offering speculative or risky. A discussion of risk in generic terms does not tell your readers how the risk may affect their investment in you. Please revise your risk factors section generally to write each risk factor in plain English and avoid using boilerplate or generic risk factors and headings. See Item 503(c) of Regulation S-B. As examples only, please consider the following risk factors:

    *   "We May Be Unable To Adequately Protect Our Intellectual Property Rights." Page 6.

    *   "Although We Have Established Prices For Our Products, If We Fail To…." Page 7.

    *   "If We Are Unable To Meet The Rapid Changes In Technology, Our Existing Service Could Become Obsolete." Page 8

10. Some of your risk factor discussions do not clearly and concisely convey the actual risk, such as the first risk factor on page 6 and the second full risk factor on page 8. Further, you should separate risk factors that convey more than one risk, such as the third risk factor on page 5 and the first risk factor on page 9.

11. Please do not mitigate your risks by qualifying them with any steps you are taking, or have taken, to lessen those risks. For example, we refer you to the last risk factor on page 6.

We Will Need To Raise Additional Capital To Finance Operations…, page 5

12. In this risk factor's second-to-last sentence, you state that you will need to raise additional capital to fund your "[a]nticipated future expansion." Earlier in the risk factor, however, you state that your "[i]nability to obtain adequate financing may result in the need to curtail business operations." Accordingly, please remove or revise the second-to-last sentence to make clear that you will need additional capital to continue operations and any future expansion is uncertain.

Our Revenue To Date Has Been Derived From A Relatively Small Number…, page 6

13. Please expand the risk factor to discuss any material risk resulting from Vartec Communication's filing for bankruptcy protection.

We Cannot Be Sure That We Will Compete Successfully With Our Present…, page 7

14. We note that your list of indirect competitors include list brokers, scrubbing companies, computer telephony providers, systems integrators, etc. Please define these terms so that investors not familiar with your industry will easily understand your disclosure.

Existing Stockholder Will Experience Significant Dilution From…, page 9

15. You state that as the share price of your common stock declines, Montgomery Equity Partners, Ltd. will be entitled to receive an increasing number of shares under the convertible debentures. Please explain this provision further in an appropriate section of your document.

The Shares Available For Sale Immediately By the Selling Security Holders…, page 9

16. Please combine this risk factor with the second risk factor on page 9, as they appear to discuss the same risk.

Selling Stockholders, page 13

17. According to the table, Montgomery Equity Partners, Ltd. owns 2,576,235 common shares, or 4.90% of the outstanding shares of your common stock before the offering. We also note that you are registering 65 million shares underlying convertible debentures owned by Montgomery Equity Partners, which is convertible at any time. Footnote 3 to the selling stockholders table, however, explains that this 4.90% ownership figure is appropriate because the terms of the debenture agreement do not allow the holder to convert at one time an amount that would cause the holder's ownership percentage to exceed 4.90%. Footnote 3 to your table and the debenture agreement, however, both state that the 4.90% conversion limit may be waived in writing upon 65 days written notice by the debenture holder. Therefore, it appears that the 4.90% limit is not a certain term of the security, and it is controlled entirely by the debenture holder. In this regard, please revise your document or explain to us how the waiver impacts Montgomery Equity Partners' beneficial ownership of the shares underlying the debentures. We may have additional comments upon review of your response.

18. We note that you disclose on page 14 that Mark Angelo makes the investment decisions on behalf of Yorkville Advisors, LLC, which makes the investment

decisions over Montgomery Equity Partners, Ltd. Also, please disclose this information in a footnote to your selling stockholders table.

19. We note that Dean Garfinkel is your Principal Executive Officer, Secretary, President, and Chairman of the Board. Also, we note that Dean Garfinkel is a selling shareholder. Item 507 of Regulation S-B requires you to state any position, office, or other material relationship that a selling shareholder has had with you, any of your predecessors, or any of your affiliates within the past three years. Therefore, please disclose Dean Garfinkel's position, office, or other material relationship in a footnote to your table. Similarly, please disclose whether any other selling shareholder listed in your table has had any position, office, or other material relationship with you, any of your predecessors, or any of your affiliates within the past three years.

20. Please revise footnotes 7 through 12 so that they correspond to the correct individual or entity in the table. In this regard, we note that the table references only up to footnote 11, however, you include up to footnote 12 following the table.

21. Please identify all selling shareholders who are registered broker-dealers or affiliates of broker dealers. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker dealers as underwriters if the shares were not issued as underwriting compensation.

22. Also, for each selling shareholder that is an affiliate of a broker-dealer, please disclose, if true, whether:

- the seller purchased the securities to be resold in the ordinary course of business; and

- at the time of the purchase, the seller had no agreements or understandings directly or indirectly, with any person to distribute the securities.

Alternatively, please disclose that the shareholder is an underwriter. We may have additional comments upon review of your response.

The November 2005 and March 2006 Debentures, page 14

23. Please disclose why you paid Leonard Neuhaus two finder's fees of $30,000 and $20,000. Also, please disclose the reason you paid Knightbridge Capital a $25,000 fee in connection with your merger.

24. In this section and on the front cover page of the prospectus, you state that you are not registering the 20 million shares in escrow because you view these shares as "[t]echnically not outstanding, but contingently issuable in the event of a default." Please tell us the basis for your position that these shares are not currently outstanding.

25. Also, at the bottom of your first paragraph on page 15, it appears that you are stating you have made two separate pledges into escrow of 20 million shares each, in favor of Montgomery Equity Partners, Ltd., totaling 40 million shares. Please clarify whether you have pledged 40 million shares or 20 million shares in escrow.

Shares Being Registered On Behalf Of Other Selling Stockholders, page 15

26. For the benefit of the reader, please define a "'Texas 504' offering."

Use of Proceeds, page 16

27. We note that you have set forth in the table your intended use of proceeds that you "may receive" under the March 2006 Debentures. The last sentence on page 16, however, appears to indicate that you have already received the net proceeds from the debentures. Please revise for consistency or advise.

Plan of Distribution, page 17

28. In the fourth paragraph, you state that you have agreed to indemnify Montgomery Equity Partners, Ltd. and its controlling persons against certain liabilities. Please describe the indemnification provisions.

Management's Discussion and Analysis of Financial Condition and Results…, page 18

29. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. Please provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

- economic or industry-wide factors relevant to your company, and

- material opportunities, challenges and risks in short and long term and the actions you are taking to address them.

  See Item 303 of Regulation S-B and SEC Release No. 33-8350.

30. Please disclose any off-balance sheet arrangements as required by Item 303(c) of Regulation S-B.

Going Concern, page 18

31. In your fourth paragraph, please explain why you believe your ability to obtain additional debt or equity financing will be significantly increased upon effectiveness of this registration statement.

Revenue Recognition, page 19

32. We note that any adjustments to revenue resulting from your audits of monthly activity reports are recorded when billed. Please tell us how you determined that you meet the SAB 104 criteria for recognition of such amounts.

33. Please tell us in detail the nature of your relationship with your database distributors. In this regard, please disclose the following:

- how the fees paid to your distributors are determined;

- who has the relationship with the primary customer;

- who bills the customer; and

- who has the credit risk if the customer does not pay.

34. We note that telephone carriers, predictive dialer companies, and ASPs as you described on page 25, charge the end customers, and you, in turn, charge these companies for all call attempts made by all of their customers. Please provide us with details of your relationship with these companies. Also, please describe in detail how these parties interact with you and your database distributors. Further, please discuss any monies exchange between the parties and why.

35. We note that fees paid to database distributors are included in cost of revenues as disclosed on page F-8. Please tell us where amounts paid, if any, to telephone carriers, predictive dialer companies, and ASPs are included in your financial statements and why.

Management's Plans, page 20

36. Please revise to provide more detail so that the reader will more clearly understand the specific actions you will take to accomplish each of the bullet points and the costs related to those actions.

Financing Alternatives, page 20

37. We note your disclosure that management is "[a]ttempting to utilize other debt and equity financing alternatives to sustain operations." Given the importance of securing financing for your operations, please expand your disclosure to more fully describe the other debt and equity financing alternatives that you are attempting to utilize.

Results of Operations for the Year Ended December 31, 2005…, page 20

38. In your first paragraph, please disclose why you believe the decrease in volume experienced during 2005 is expected to continue for the near term. Please also update the status of Vartec's purchaser's petition to the bankruptcy court to accept your contract. Further, please discuss the impact on your revenues should the bankruptcy court deny the petition.

Description of Business, page 23

39. Please disclose your website address at www.callcompliance.com.

40. In previous sections of your document, you mention that you have two major distributors, Vartec Solutions, Inc. and another major distributor, which contributed 95% and 93% of your revenues in the years ended December 31, 2004 and 2005, respectively. In this section, please name and briefly describe these distributors, discuss your distribution methods, your dependence on the two distributors, and your options and alternatives should one or both no longer distribute for you. See Item 101(b)(2) of Regulation S-B.

41. Throughout your document, but especially in this section, please review your disclosure and ensure that any statements you make based upon management's belief includes an explanation for the basis of that belief. As examples only, please provide bases for the following statements:

- In the second paragraph on page 23, you state that you believe the Call Compliance, Inc. is a leader in the development of innovative, technological compliance services and solutions for the telemarketing sector, and you state that Call Compliance, Inc. designs, develops, and deploys products that you

> believe are effective, reliable, cost efficient, and help alleviate many telemarketing burdens.

- In the third paragraph of page 23, you state that you believe no telemarketing entity that has deployed TeleBlock has ever been fined for a do-not-call violation.

- In the second paragraph on page 24 you state that you believe that your Regulatory Guide "[h]as become the industry 'bible' for telemarketing related laws and regulations."

42. Please revise this section to define all technical and industry-specific terms the first time they appear. We note, as examples only, words and phrases such as "T1s," "PRIs," "Virtual Private Network," "predictive dialer companies," "Application Service Providers," "VoIP communications," and "CLID messaging."

Our Business, page 23

43. Please more fully describe your relationship with VeriSign, Inc., American Teleservices Association, American Resort and Development Association and TPG Telemanagement, Inc. Please also, if material, describe the terms of the contracts or agreements that you have entered into with these entities, including any compensation or fee sharing arrangements, and file these contracts or agreements as exhibits to the registration statement.

44. We note that you disclosed certain large customers beginning in the third paragraph of this section. Please delete the names of your customers, unless the customer provides 10% or more of your revenues.

45. In the second-to-last paragraph on page 24, you state that the TeleBlock service is currently being utilized by "many" Fortune 500 companies. Please disclose the number of Fortune 500 companies utilizing TeleBlock.

The Industry And Competition, page 26

46. Please provide the source for your statement in the fourth paragraph that "[I]t has been reported that even the most sophisticated scrubbing campaigns will consistently have an error rate in the range of 0.5% to 3.0%." Also, for comparison, please disclose TeleBlock's error rate.

Recent Developments and Our Strategy, page 26

47. We note your disclosure that Citadel entered into a wholesale reseller agreement. Please disclose with whom it entered into this agreement. Further, if material, please disclose the terms of the agreement and file the agreement as an exhibit to the registration statement.

48. Please estimate the amount spent during each of the last two fiscal years on research and development activities, and the extent to which the cost of these activities are borne directly by your customers, if applicable. See Item 101(b)(10) of Regulation S-B.

Government Regulation, page 27

49. You state that the Federal Communications Commission and the Federal Trade Commission have issued regulations governing telemarketing. Please discuss briefly the regulations that are most applicable to your business operations.

Employees, page 27

50. Of your seven employees, please indicate the number of them that are employed full-time. See Item 101(b)(12) of Regulation S-B.

Management, page 28

51. Please indicate that Dean Garfinkel is your principal executive officer in addition to his other positions.

52. Please expand your disclosure of the business experience descriptions of Barry Brookstein, Stefan Dunigan, and Cecilia Carfora to provide more specificity, particularly for the past five years. See Item 401(a)(4) of Regulation S-B.

53. You state that Alison Garfinkel continues to serve as a consultant under a 22-month consulting agreement. Please disclose the nature of Ms. Garfinkel's duties and responsibilities under this agreement. Further, if these duties qualify her as a significant employee as defined by Item 401(b) of Regulation S-B, please provide the information for her that is required by Item 401(a) of Regulation S-B.

Principal Stockholders, page 34

54. Please identify the natural person, persons, or public company that has the ultimate voting or investment control over Knightsbridge Capital Corp.'s shares listed in your table.

Certain Relationships and Related Transactions, page 35

55. Please disclose the interest rates for the loans described in the first paragraph. If the loans were no interest loans, please state as such.

56. Please identify the individual or entity with which you entered into a demand line of credit, the minor stockholder to whom you are indebted on two unsecured demand loans totaling $150,000, and the officers and stockholders who provided you with the advances, as you describe in the second, third and fourth paragraphs, respectively. Please also describe the terms of the advances described in the fourth paragraph.

Market Price of and Dividends on the Registrant's Common Equity and Other…, page 36

57. Please provide the information required by Item 201(a)(2) of Regulation S-B.

Description of Securities, page 38

58. Please describe for us the "3,523,911 intra-stockholder warrants" to purchase shares of your common stock.

Consolidated Financial Statements, page F-1

59. Please, update your financial statements and other financial information in accordance with Rule 310(g) of Regulation S-B.

Consolidated Statement of Operations, page F-3

60. We note your presentation of gross margin. Please confirm to us that you complied with SAB Topic 11:B.

H. Equity Method of Accounting, page F-8

61. Please tell us and disclose further about your investment in a joint venture in accordance with paragraph 20 of APB 18.

Recent Sales of Unregistered Securities, page II-1

62. Please revise your disclosure so that the information required by Item 701 of Regulation S-B is easily ascertainable. For example, please revise the first two paragraphs so that the principal amount of debentures that were sold in November 2005 and March 2006 is clear. Please also disclose the dates the securities were sold in the transactions described in the second-to-last paragraph on page II-2.

63. Please identify the persons or class of persons to whom you sold your securities in all of the private offerings you are required to disclose in this section. See Item 701(b) of Regulation S-B.

64. It appears that you have not included the transaction involving the warrants to purchase 819,514 shares that were issued to Ms. Garfinkel. Please revise accordingly or advise.

Exhibits, page II-3

65. Please file all required exhibits in a timely manner so that we may have sufficient time to review them before you request effectiveness of your registration statement. See Item 601 of Regulation S-B.

66. We note that your description of several exhibits in the index, e.g. exhibit 10.38, indicate agreements with Cornell. Yet, you appear to refer to this agreement in your prospectus as a securities purchase agreement that you entered into with Montgomery Equity Partners, Ltd. Accordingly, for clarification, please revise your prospectus in an appropriate section to briefly describe the affiliate relationship between Cornell Capital Partners, LP and Montgomery Equity Partners, Ltd.

67. On page 15, you disclosed that you pledged into escrow in favor of Montgomery, 20,000,000 previously unissued restricted shares of our common stock as additional security for repayment of the March 2006 Debentures. In the Pledge and Escrow Agreement, filed as exhibit 10.49, you indicate that David Gonzalez will serve as the escrow agent. Currently, however, it appears that David Gonzalez, Esq. is a managing partner and general counsel of Cornell Capital Partners. Given the affiliate relationship between Cornell Capital Partners and Montgomery Equity Partners, it is unclear how Mr. Gonzalez can serve as an impartial escrow agent. Please advise.

Undertakings, page II-9

68. It appears that you are subject to Rule 430C of Regulation C. Therefore, please include the undertakings required by Item 512(g)(2) of Regulation S-B.

Signatures, page II-11

69. Please have your principal executive officer, principal financial officer and principal accounting officer or controller sign in these capacities. See Instruction 1 for Signatures of Form SB-2.

*   *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Inessa Berenbaum, Staff Accountant, at (202) 551-3371, or Kyle Moffat, Accounting Branch Chief, at (202) 551-3836, if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Kurt Murao, Staff Attorney, at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Clayton E. Parker, Esq.
        Kirkpatrick & Lockhart Nicholson Graham LLP
        Via Fax: (305) 358-7095